Exhibit 99.11

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL TOBACCO GROUP PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL GROUP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 10 PENCE EACH

10. Date of transaction

N/A

11. Date company informed

26 FEBRUARY 2007

12. Total holding following this notification

30,647,700

13. Total percentage holding of issued class following this notification

4.52

14. Any additional information

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 677,483,921;

FIRST NOTIFICATION UNDER DTR SOURCEBOOK

15. Name of contact and telephone number for queries

TREVOR WILLIAMS  +44 (0) 117 933 6636

16. Name and signature of authorised company official responsible for making this notification

TREVOR WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification

27 FEBRUARY 2007

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